SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                ------------

                                SCHEDULE 13D
                               (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 10)

                   EURO TECH HOLDINGS COMPANY LIMITED
    -----------------------------------------------------------------
                            (Name of Issuer)

                  Common Stock, par value $.01 per share
    -----------------------------------------------------------------
                    (Title of Class of Securities)

                               G32030101
    -----------------------------------------------------------------
                             (CUSIP Number)

                          T.C. Leung, Chairman
                    Euro Tech Holdings Company Limited
                        18/F Gee Chang Hong Centre
                         65 Wong Chuk Hong Road
                               Hong Kong
    -----------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             March 26, 2007
    -----------------------------------------------------------------
       (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7(b) for other parties to whom copies are to be sent.

                (continued on following pages)
                           ----------


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                                                           Page 2 of 10


	(1)	The remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        EXPLANATORY NOTE: AS OF THE DATE HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 11,255,057 ORDINARY SHARES (EXCLUSIVE OF 340,651 NON-VOTING TREASURY SHARES).















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                                                         Page 3 of 10
CUSIP No. G32030101		SCHEDULE 13D
----------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     T.C. Leung              No Tax ID No. - Not U.S. Citizen
----------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  |X|
                                                           (b)  |_|
----------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
----------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)	|_|
----------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Hong Kong
----------------------------------------------------------------------
                7       SOLE VOTING POWER
                        6,308,623
                ------------------------------------------------------
NUMBER OF	8	SHARED VOTING POWER
SHARES			0
BENEFICIALLY
OWNED BY        ------------------------------------------------------
EACH 		9	SOLE DISPOSITIVE POWER
REPORTING 		6,308,623
PERSON
WITH            ------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
----------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	6,308,623
----------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES           			|_|
----------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately 53.4%
----------------------------------------------------------------------
14	TYPE OF REPORTING PERSON
	IN
----------------------------------------------------------------------


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                                                         Page 4 of 10
CUSIP No. G32030101		SCHEDULE 13D
----------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Pearl Venture LTD               No Tax ID No. - Non U.S. Entity
----------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  |X|
                                                           (b)  |_|
----------------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------------
4	SOURCE OF FUNDS
	Not Applicable - See Item 3
----------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)    |_|
----------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	British Virgin Islands
----------------------------------------------------------------------
                7       SOLE VOTING POWER
			1,367,341
                ------------------------------------------------------
NUMBER OF       8       SHARED VOTING POWER
SHARES			289,082
BENEFICIALLY
OWNED BY        ------------------------------------------------------
EACH            9       SOLE DISPOSITIVE POWER
REPORTING 		1,367,341
PERSON
WITH            ------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
			289,082
----------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,656,423
----------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                		|_|
----------------------------------------------------------------------
13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately 14.7%
----------------------------------------------------------------------
14	TYPE OF REPORTING PERSON
	CO
----------------------------------------------------------------------


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                                                         Page 5 of 10
CUSIP No. G32030101		SCHEDULE 13D
----------------------------------------------------------------------
1	NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Regent Earning Ltd.	No Tax ID No. - Non U.S. Entity
----------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  |X|
                                                           (b)  |_|
----------------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------------
4	SOURCE OF FUNDS
	Not Applicable - See Item 3
----------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                    |_|
----------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Hong Kong
----------------------------------------------------------------------
                7       SOLE VOTING POWER
                        0
                ------------------------------------------------------
NUMBER OF       8       SHARED VOTING POWER
SHARES                  289,082
BENEFICIALLY
OWNED BY        ------------------------------------------------------
EACH            9       SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH            ------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        289,082
----------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	289,082
----------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                             |_|
----------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately 2.6%
----------------------------------------------------------------------
14	TYPE OF REPORTING PERSON
	CO
----------------------------------------------------------------------


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                                                         Page 6 of 10

Item 1. Security and Issuer

	This Amendment No. 10 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on August 27, 1999 as amended and supplemented by Amendment Nos. 1 through 9 filed with the SEC at various times through January 19, 2007.

	The class of securities to which this Schedule 13D relates is the ordinary shares, par value $.01 per share (the "Ordinary Shares"), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong.

Item 2. Identity and Background

	This statement is being filed by a group consisting of T.C. Leung, Pearl Venture Ltd. ("Pearl") and Regent Earning Ltd. ("Regent") (the "Reporting Group"). Pearl is a British Virgin Islands corporation which is a trust for the benefit of Mr. Leung. Regent is a Hong Kong corporation of which Pearl is the majority shareholder. Mr. Leung is Chairman of the Board and Chief Executive Officer of the Issuer.

	The respective business addresses of the members of the Reporting Group are as follows:

    Name                   Address
    ----                   -------
    T.C. Leung             c/o Euro Tech Holdings Company Limited
                           18/F Gee Change Hong Centre
                           65 Wong Chuk Hang Road
                           Hong Kong

    Pearl Venture Ltd.     Columbus Centre Building
                           Wickhams Cay
                           Road Town, Tortola,
                           British Virgin Islands

    Regent Earning Ltd.    Unit B, 15/F C.M.A. Building,
                           64 Connaught Road Central
                           Central, Hong Kong

	During the past five years, no member of the Reporting Group (including the officers and directors of Pearl and Regent) has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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                                                         Page 7 of 10

	Mr. Leung is a citizen of Hong Kong. Pearl is a British Virgin Islands corporation. Regent is a Hong Kong corporation.

Item 3. Source and Amount of Funds or Other Consideration

	At the time of filing of Amendment No. 9 to this Schedule 13D ("AM 9"), Mr. Leung directly owned 2,373,000 Ordinary Shares of the Issuer. After the Reporting Event (described below), Mr. Leung directly owns 4,085,200 Ordinary Shares of the Issuer. Mr. Leung possesses options issued under 2002 Officers' and Directors' Plans to purchase 567,000 of Issuer's ordinary shares at an exercise price of $0.5875 per share


	The Issuer's 2002 Officers and Directors Plans both contain "cashless" exercise provisions permitting the optionholder to pay for the exercise of his option by surrendering Ordinary Shares valued at the fair market value of such shares on the date of exercise, provided that such shares were held by the optionholder for not less than six months prior to the date of exercise of the option.

	Mr. Leung has exercised 1,700,000 options exercisable at $1.6789 per share granted to him pursuant to the Management Option Plan of the Issuer by the payment in cash for an aggregate exercise price of $2,854,130 from his personal funds. As a consequence, Mr. Leung's ownership changed by with the Issuer, issuing to him 1,700,000 new shares. Mr. Leung also bought 12,200 of the Issuer's Ordinary Shares at prices ranging from $2.57 to $2.61 in the open market (the "Reporting Event"). The shares owned directly by Mr. Leung changed from 2,373,000 shares to 4,085,200 shares. His options decreased by 1,700,000 from 2,267,000 options to 567,000 options.

	At the time of filing of Amendment No. 9 to this Schedule 13D ("AM 9"), Pearl directly owned 1,866,298 Ordinary Shares of the Issuer. Since the filing of AM 9, Pearl sold 498,957 of the Issuer's Ordinary Shares at prices ranging from $2.55 to $3.9 in the open market. After these sales, Pearl directly owns 1,367,341 Ordinary Shares of the Issuer.




Item 4. Purpose of Transactions

	Investment purposes.

Item 5. Interest in Securities of the Issuer

	As of the date hereof, the aggregate number of shares beneficially held by all members of the Reporting Group is 6,308,623 or approximately 53.4% of the Issuer's Ordinary Shares after giving effect to the exercise of options held by the members of the Reporting Group.


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                                                         Page 8 of 10

	Mr. Leung possesses sole voting and dispositive power as to 4,085,200 of the Issuer's Ordinary Shares owned by him and as to the options to purchase 567,000 of the Issuer's Ordinary Shares.

	Regent and Pearl share voting and dispositive power as to the Ordinary Shares owned of record by Regent (289,082 shares or 2.6% of the Issuer's Ordinary Shares). When Pearl's record ownership (1,367,341 shares) is aggregated with its beneficial ownership in the shares held in the name of Regent, Pearl beneficially owns 1,656,423 shares or 14.7% of Issuer's Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	None.

Item 7. Material to be Filed as Exhibits

	Agreement among the Reporting Group to file a single Statement on
Schedule 13D on behalf of each of them.
















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                                                         Page 9 of 10


                                  SIGNATURES

	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.



Dated: March  26, 2007         /s/T.C. Leung
                               ----------------------------
                               Name:  T.C. Leung


                               PEARL VENTURE LTD.


Dated: March  26, 2007         By:/s/Au Mei Yi
                               ----------------------------
                               Name: Directcorp Limited.
                               Title: Director


                               REGENT EARNING LTD.


Dated: March  26, 2007         By: /s/Wong Shuet Yung
                               ----------------------------
                               Name: Wong Shuet Yung
                               Title: Director






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                                                         Page 10 of 10



                                  EXHIBIT


	The undersigned hereby agree as follows:

	WHEREAS, the undersigned may be obligated to file Statements on
Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Ordinary Shares of Euro Tech Holdings Company Limited;

	NOW, THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.



Dated: March  26, 2007         /s/T.C. Leung
                               -------------------------
                               Name:  T.C. Leung


                               PEARL VENTURE LTD.


Dated: March  26, 2007         By: /s/Au Mei Yi
                               -------------------------
                               Name: Directcorp Limited
                               Title: Director


                               REGENT EARNING LTD.


Dated: March  26, 2007         By: /s/Wong Shuet Yung
                               -------------------------
                               Name: Wong Shuet Yung
                               Title: Director










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